1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 26, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PROVISION OF FINANCIAL GUARANTEE

TO A WHOLLY-OWNED SUBSIDIARY

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Summary of the Guarantee

In order to support Zhongyan Trading Co., Ltd of Qingdao Free Trade Zone (“Qingdao Zhongyan” or the “Guaranteed Party”), a wholly-owned subsidiary of Yanzhou Coal Mining Company Limited (the “Company”), to successfully conduct its trading business and exploit its trading channels, in accordance with its development plan for trading business as well as its capital requirement, the Company proposed to provide the financial guarantee of RMB500,000,000 to Qingdao Zhongyan with a term of no more than one year.

At the twenty-fourth meeting of the sixth session of the board of directors of the Company held on 26 August 2016, the Proposal in Relation to Provision of Financial Guarantee to Zhongyan Trading Co., Ltd of Qingdao Free Trade Zone was considered and approved, which approved relevant arrangement for provision of financial guarantee at the amount of RMB500,000,000 to Qingdao Zhongyan and such proposal would be submitted to the forthcoming general meeting for consideration and approval.

II. Basic information of the Guaranteed Party

For basic information of the Guaranteed Party, please refer to the appendix to this announcement – Basic information of the Guaranteed Party, Zhongyan Trading Co., Ltd of Qingdao Free Trade Zone.

III. Contents of the Guarantee Agreement

At present, the Company has not yet signed any guarantee agreement. The Company will execute the guarantee matters, in consideration of the arrangements of the financing activities and actual situations of the Company and strictly within the scope of authorization to be granted by the general meeting during the term of the guarantee.

IV. Opinion of the Board

All members of the board of directors of the Company (including the independent directors of the Company) are of the view that the provision of the guarantee by the Company to Qingdao Zhongyan will provide stable financial support to its trading business, help its trading channels exploitation and also meet the requirements of overall industrial layout of the Company and operational development of its subsidiaries. The risk arising from the guarantee can effectively be controlled and prevented in light that the Guaranteed Party is a wholly-owned subsidiary of the Company, and therefore the aforesaid provision of guarantee will not be detrimental to the interests of the Company and its shareholders.

V. Number of Cumulative External Guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all guaranteed parties are wholly-owned subsidiaries or controlled subsidiaries of the Company) was RMB32.075 billion in aggregate, representing 78.82% of the Company’s net assets as at 30 June 2016.

The Company does not have any overdue guarantee matter.

VI. Documents for Inspection

Resolutions Passed at the Twenty-Fourth Meeting of the Sixth Session of the Board of Directors of Yanzhou Coal Mining Company Limited

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

26 August 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guojun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

Appendix: Basic information of the Guaranteed Party, Zhongyan Trading Co., Ltd of Qingdao Free Trade Zone

Unit: RMB 100 million
Company Name	Zhongyan Trading Co., Ltd of Qingdao Free Trade Zone
Legal Representative	He Jing
Place of Incorporation	Qingdao Free Trade Zone
Registered Capital	0.5
Shareholding held by the Company	100%
Business Scope	International trading of Electromechanical equipment, mechanical equipment, chemical products and raw materials, fuel oil, lubricating grease, iron ore, metallurgy, wood, coal, fertilizer, metal materials, building materials, rubber products, glass products, lighting instruments and primary agricultural products, international trading and transit trading, etc.

As at 31 December 2015				For the year of 2015
Total assets	Total liabilities	Net assets	Current ratio	Current liabilities	Bank loans	Revenue	Net profit
0.169	0.093	0.076	55%	0.093	0	0.317	0.0022

As at 30 June 2016				For the first half of 2016
Total assets	Total liabilities	Net assets	Current ratio	Current liabilities	Bank loans	Revenue	Net profit
6.26	6.18	0.08	98%	6.18	0	19.64	0.0005

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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